Exhibit 99.20

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6C 3T5

Item 2       Date of Material Change

May 26, 2009

Item 3       News Release

A news release was issued by Keegan Resources Inc. (“Keegan”) on May 26, 2009 and distributed through Marketwire.

Item 4       Summary of Material Change

Keegan announced the closing of a previously announced bought deal share offering of 7 million common shares at the issue price of $2.40 per share.

Item 5       Full Description of Material Change

5.1             Full Description of Material Change

Keegan announced the closing of a previously announced bought deal share offering of 7 million common shares at the issue price of $2.40 per share, lead by Dundee Securities Corporation with a syndicate of underwriters, including Canaccord Capital Corporation, Clarus Securities Inc., Paradigm Capital Inc. and Wellington West Capital Markets Inc. (the “Underwriters”). The Underwriters have exercised the over-allotment option of an additional 1 million common shares, bringing the total aggregate gross proceeds raised under the offering to $19,200,000.

As part of their compensation, Keegan issued to the Underwriters underwriters' warrants to purchase up to 400,000 common shares of Keegan at the price of $3.10 per share for a period of 18 months after the closing.

5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                      Omitted Information

Not applicable.

Item 8                      Executive Officer

Daniel T. McCoy
President, Chief Executive Officer and Director
Keegan Resources Inc.
Suite 600, 1199 West Hastings Street
Vancouver, British Columbia
V6C 3T5
Telephone:  604-683-8193

Item 9                      Date of Report

May 26, 2009